SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                           Hometown Auto Retailers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    437858103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Ivan Mihaljevic
                        Mihaljevic Capital Management LLC
                              141 East 56th Street
                               New York, NY 10022
                                 (212) 308-1989
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No. 437858103                                    Page 2 of 12 Pages
--------------------------                        ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mihaljevic Capital Management LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    143,600
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                143,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            143,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No. 437858103                                    Page 3 of 12 Pages
--------------------------                        ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mihaljevic Partners LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    143,600
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                143,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            143,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------                        ------------------------------
CUSIP No. 437858103                                    Page 4 of 12 Pages
--------------------------                        ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Ivan (John) Mihaljevic
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Croatia
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                58,200
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    143,600
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     58,200
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                143,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            201,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Mihaljevic Capital Management LLC, a Delaware limited liability company (the "Management Company"), Mihaljevic Partners LP, a Delaware limited partnership (the "Fund"), and Ivan (John) Mihaljevic, an individual ("Mr. Mihaljevic" and, together with the Management Company and the Fund, the "Reporting Persons"). This Schedule 13D relates to the Class A Common Stock, par value $.001 per share, of Hometown Auto Retailers, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Class A Common Stock" are to such Class A Common Stock of the Company. The Management Company is the investment manager of the Fund. The Fund and Mr. Mihaljevic directly own the Class A Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Class A Common Stock by virtue of the authority granted to them by the Fund to vote and to dispose of the securities held by the Fund, including the Class A Common Stock.

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Class A Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1309 South Main Street, Waterbury, CT 06706.

Item 2.  Identity and Background.

     (a) This statement is filed by the Reporting Persons. Ivan (John) Mihaljevic is the managing member of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware. The Fund is organized as a limited partnership under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Mihaljevic is 141 East 56th Street, Suite 9K, New York, New York 10022. The address of the principal business and principal office of the Fund is c/o Mihaljevic Capital Management LLC, 141 East 56th Street, Suite 9K, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager of the Fund, and to control the investing and trading in securities of the Fund. The principal business of Mr. Mihaljevic is to act as the managing member of the Management Company. The principal business of the Fund is to invest and trade in securities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Mihaljevic is a citizen of Croatia.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Fund and Mr. Mihaljevic expended an aggregate of approximately $289,904 of their own investment capital to acquire the 201,800 shares of Class A Common Stock held by them (the "Shares"). All Shares were acquired in open market purchases on the OTC Bulletin Board.

     The Fund effects purchases of securities primarily through a margin account maintained for it with Goldman Sachs Execution & Clearing, L.P., which may extend margin credit to the Fund as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

     Mr. Mihaljevic effects purchases of securities primarily through margin and cash accounts maintained for him with Charles Schwab & Co., which may extend margin credit to Mr. Mihaljevic as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the Shares by the Fund and Mr. Mihaljevic is for investment. The Reporting Persons may cause the Fund and Mr. Mihaljevic to make further acquisitions of Class A Common Stock from time to time or to dispose of any or all of the shares of Class A Common Stock held by the Fund and Mr. Mihaljevic at any time.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.


Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, Mr. Mihaljevic may be deemed to beneficially own 201,800 shares of Class A Common Stock. Mr. Mihaljevic shares voting and dispositive power over a portion of such holdings with the Management Company and with the Fund. The Shares represent 5.2% of the 3,910,137 shares of Class A Common Stock outstanding as of March 24, 2006, as reported in the Form 10-K filed by the Company on March 31, 2006.

     As of the date of this Schedule 13D, the Fund directly beneficially owns 143,600 shares of Class A Common Stock, which represent 3.7% of the outstanding shares of Class A Common Stock.

     As of the date of this Schedule 13D, Mr. Mihaljevic directly beneficially owns 58,200 shares of Class A Common Stock, which represent 1.5% of the outstanding shares of Class A Common Stock.

     (b) The Management Company and Mr. Mihaljevic share voting and dispositive power over the 139,600 shares of Class A Common Stock held directly by the Fund. Mr. Mihaljevic has sole voting and dispositive power over the 58,200 shares of Class A Common Stock held directly by him in personal retirement accounts.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Fund, at the direction of the Reporting Persons, in the Class A Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A were effected on the OTC Bulletin Board.

     Except as set forth above and on Schedule A, during the last 60 days there were no transactions in the Class A Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than Mr. Mihaljevic and the Fund which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of May 1, 2006, by and between the Reporting Persons.

                                   Schedule A
                                   ----------

              (Transactions by the Fund in Class A Common Stock
                            during the past 60 days)


     Date        Transaction             Shares             Price Per Share($)
     ----        -----------             ------             ------------------

   03/16/06          BUY                   500                    1.2625
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.3130
   03/16/06          BUY                   500                    1.3130
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2726
   03/16/06          BUY                   500                    1.2729
   03/22/06          BUY                   500                    1.3635
   03/22/06          BUY                   500                    1.3635
   03/22/06          BUY                 1,000                    1.3635
   03/22/06          BUY                   500                    1.3635
   03/23/06          BUY                 1,000                    1.3130
   03/23/06          BUY                 1,000                    1.3635
   03/23/06          BUY                 1,000                    1.3635
   03/23/06          BUY                 2,000                    1.3130
   03/27/06          BUY                 1,000                    1.3130
   03/27/06          BUY                 1,000                    1.3130
   03/28/06          BUY                 1,000                    1.3635
   03/28/06          BUY                 1,000                    1.3635
   03/29/06          BUY                 3,000                    1.4140
   03/29/06          BUY                 1,000                    1.3736
   03/29/06          BUY                 1,000                    1.3736
   03/29/06          BUY                   830                    1.3635
   03/29/06          BUY                 1,170                    1.4140

   03/30/06          BUY                   500                    1.3736
   03/30/06          BUY                 2,500                    1.3736
   03/30/06          BUY                   500                    1.3736
   03/30/06          BUY                   500                    1.3736
   03/30/06          BUY                   500                    1.3736
   03/30/06          BUY                   500                    1.3736
   03/30/06          BUY                   500                    1.3736
   04/03/06          BUY                 1,000                    1.3736
   04/03/06          BUY                 1,000                    1.3736
   04/03/06          BUY                 1,000                    1.3736
   04/03/06          BUY                 1,000                    1.3736
   04/03/06          BUY                 1,000                    1.3736
   04/04/06          BUY                 1,000                    1.4140
   04/10/06          BUY                   500                    1.4645
   04/18/06          BUY                   500                    1.3736
   04/24/06          BUY                 1,000                    1.3635
   04/24/06          BUY                 1,000                    1.3635
   04/24/06          BUY                   500                    1.3635
   05/01/06          BUY                 4,000                    1.3837

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 1, 2006


                                 MIHALJEVIC CAPITAL MANAGEMENT LLC



                                  By:  /s/ Ivan Mihaljevic
                                       -----------------------------------------
                                       Name:  Ivan (John) Mihaljevic
                                       Title: Managing Member




                                  MIHALJEVIC PARTNERS LP



                                   By:  /s/ Ivan Mihaljevic
                                       -----------------------------------------
                                       Name:  Ivan (John) Mihaljevic
                                       Title: Managing Member of General Partner




                                   /s/ Ivan Mihaljevic
                                   ---------------------------------------------
                                       Ivan (John) Mihaljevic




                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            HOMETOWN AUTO RETAILERS, INC.]